Super Group Raises Full-Year 2025 Group Revenue and Adjusted EBITDA Guidance

•	To date, third quarter performance exceeded expectations despite seasonality, with strong sports results, pricing optimization, and continued customer engagement driving operational performance.

•
Full-year 2025 update:
▪Raising full-year Group guidance revenue to be between $2.125 billion – $2.200 billion
•Ex-U.S. revenue expected to be between $2.085 billion - $2.160 billion
•U.S. revenue of greater than $40 million
•Raising full-year Group Adjusted EBITDA guidance to be between $550 million - $560 million
•Ex-U.S. Adjusted EBITDA expected to be between $575 million - $585 million
•U.S. Adjusted EBITDA loss of approximately $25 million and final closure of U.S. business expected in early 4Q 2025

New York, NY – September 17, 2025 – Super Group (SGHC) Limited (NYSE: SGHC) ) (the “Group” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced that the Group anticipates delivering another quarter of strong financial and operational performance in Q3 2025, outperforming prior expectations despite what is usually a softer seasonal period. Continued momentum in sports betting, supported by optimized pricing and more efficient trading, was complemented by consistent engagement in casino and improving operational leverage across the Group’s core international markets.
This continued momentum reinforces confidence in the full-year outlook, and as a result, Super Group is raising its full-year Ex-U.S. revenue and Ex-U.S. Adjusted EBITDA guidance, which underscores the Group’s belief in the scalability of the business and the strength of the Group’s brand-led, data-driven model.
•Group Revenue is now expected to be between $2.125 billion and $2.200 billion vs. prior guidance of greater than $2.04 billion
•Group Adjusted EBITDA is now expected to be between $550 million - $560 million vs. prior guidance of $470 million $480 million
Neal Menashe, Chief Executive Officer, commented, “Our performance through the third quarter continues to demonstrate the resilience of our model and the strength of our execution. We’re seeing strong contributions from both sports and casino, deeper customer engagement, and continued margin improvement across key markets. As a result, we’re pleased to raise our full-year outlook and remain confident in our ability to deliver for our shareholders.”
Alinda van Wyk, Chief Financial Officer, noted, “The consistency of our financial performance this quarter gives us confidence in our ability to drive both top-line and margin expansion. With cost ratios improving and our product-led strategy gaining traction, we remain focused on disciplined execution and long-term value creation.”
As previously announced, Super Group will host its Investor Day beginning at 8:00am EST/1:00pm UK on September 18th, 2025. The full agenda and live stream of presentations can be found on the Super Group Investor Relations website and dedicated Investor Day website. A replay will be available after the event concludes.

About Super Group
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses, Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The Group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The Group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.sghc.com.
Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”, hereafter “IFRS”).
EBITDA, Adjusted EBITDA, Ex-U.S. Adjusted EBITDA Ex-US and US Adjusted EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Group’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense/credit. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business, impairment of assets, US sportsbook closure, market closure and other adjustments. Ex-U.S. Adjusted EBITDA is Adjusted EBITDA relating to the rest of the Group, excluding Digital Gaming Corporation (“DGC”). US Adjusted EBITDA is Adjusted EBITDA relating to DGC.
Super Group believes that such non-GAAP measures are useful in evaluating the Group’s operating performance as they are similar to measures reported by the Group’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of a non-GAAP financial measure is that it excludes significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
In addition, other companies, including companies in Super Group’s industry, may calculate similarly named non-GAAP measures differently than Super Group, which limits their usefulness in comparing Super Group’s financial results with theirs.
We do not provide a reconciliation of non-GAAP to the most comparable IFRS financial measure (corresponding GAAP metric) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts.
A more detailed update, including a full reconciliation of any non-GAAP measure to the most comparable IFRS financial measure (corresponding GAAP metric) will be provided when the Group reports its third quarter results in November.

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, Super Group’s expected financial results, expectations of costs and savings associated with exit from the U.S. market, and expectations and projections of market opportunity, growth and profitability.
These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group, including those under the heading “Risk Factors” in its Annual Report on Form 20-F filed with the SEC on April 3, 2025, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all.

Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

4